UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

         _______________________________________________

                          SCHEDULE 13D

                        (Amendment No. 4)

            Under the Securities Exchange Act of 1934

                        MIDWAY GAMES INC.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           598-148-104
                         (CUSIP Number)

                       Sumner M. Redstone
                         200 Elm Street
                   Dedham, Massachusetts 02026
                    Telephone: (781) 461-1600
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                         August 13, 2001
     (Date of Event which Requires Filing of this Statement)


    _________________________________________________________

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

CUSIP No. 598-148-104                       Page 1 of 7 Pages
                         Schedule 13D/A
-----------------------------------------------------------------
(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                    SUMNER M. REDSTONE
                    S.S. No.
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
Instructions)

/  / (a)
-----------------------------------------------------------------
/  / (b)
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Sources of Funds (See Instructions)             PF
-----------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
-----------------------------------------------------------------
(6)  Citizenship or Place of Organization     United States
-----------------------------------------------------------------
Number of           (7)  Sole Voting Power            6,614,265
  Shares	    --------------------------------------------
Beneficially        (8)  Shared Voting Power
 Owned by	    --------------------------------------------
   Each             (9)  Sole Dispositive Power       6,614,265
Reporting	    --------------------------------------------
Person With         (10) Shared Dispositive Power
-----------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    10,737,036*
-----------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                       28.5%
-----------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
                         IN
-----------------------------------------------------------------

*Includes shares owned by National Amusements, Inc.

CUSIP No. 598-148-104                     Page 2 of 7 Pages

                         Schedule 13D/A
-----------------------------------------------------------------
(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                    NATIONAL AMUSEMENTS, INC.
                    I.R.S No.  04-2261332
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
-----------------------------------------------------------------
/  / (b)
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                N/A
-----------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
-----------------------------------------------------------------
(6)  Citizenship or Place of Organization        Maryland
----------------------------------------------------------------
Number of           (7)  Sole Voting Power          4,122,771
  Shares	     --------------------------------------------
Beneficially        (8)  Shared Voting Power
Owned by	    --------------------------------------------
   Each             (9)  Sole Dispositive Power     4,122,771
Reporting	    --------------------------------------------
Person With         (10) Shared Dispositive Power
-----------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    4,122,771
-----------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                          10.9%
-----------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
			   CO
-----------------------------------------------------------------

                                         Page 3 of 7 Pages

Item 1.   Security and Issuer.
	  --------------------

          This Amendment No. 4 amends the Statement on Schedule 13D filed with the SEC on April 15, 1998 by Mr. Sumner M. Redstone and National Amusements, Inc. ("NAI") and amended on December 18, 1998 and on May 1, 2000 with respect to the voting common stock, $.01 par value per share (the "Common Shares"), of Midway Games Inc. (the "Issuer"), a Delaware corporation, with its principal executive office located at 3401 North Carolina Avenue, Chicago, IL 60618.


Item 2.     Identity and Background.
	    -------------------------

          Item 2 is amended and restated in its entirety as follows:

          "This Statement is being filed by Mr. Sumner M.
Redstone and National Amusements, Inc. ("NAI").

          NAI, a Maryland corporation, has its principal office at 200 Elm Street, Dedham, Massachusetts 02026. NAI's principal businesses are owning and operating movie theaters in the United States, the United Kingdom and South America and holding the common stock of NAIRI, a Delaware corporation. Mr. Redstone holds 66-2/3% of the voting securities of NAI, as a voting trustee of the Sumner M. Redstone Trust, and is the voting trustee of an additional 16 2/3% of the voting securities of NAI, held by the National Amusements, Inc. SER Voting Trust.

          Sumner M. Redstone is an individual whose business address is c/o National Amusements, Inc., 200 Elm Street, Dedham, Massachusetts 02026. Mr. Redstone's principal occupation is Chairman of the Board and Chief Executive Officer of NAI and Chairman of the Board, Chief Executive Officer of Viacom Inc.

          The executive officers and directors of NAI are set forth on Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person:

          (a)  Name;

          (b)  Residence or business address; and

          (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

          During the last five years, neither of the Reporting Persons nor any person named in Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          All of the directors of NAI, including Mr. Sumner M.
Redstone, are citizens of the United States.

                                             Page 4 of 7 Pages

Item 5.   Interest in Securities of the Issuer.
	  ------------------------------------

          Item 5 is hereby amended and restated in its entirety as follows:

          (a) NAI is currently the beneficial owner, with sole dispositive and voting power, of 4,122,771 Common Shares, or approximately 10.9%, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of May 4, 2001).

          (b) Mr. Sumner M. Redstone is currently the beneficial owner, with sole dispositive and voting power, of 6,614,265 Common Shares, or approximately 17.5%, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of May 4, 2001). As a result of his stock ownership in NAI, Mr. Sumner M. Redstone is deemed the beneficial owner of an additional 4,122,771 Common Shares of the issued and outstanding Common Shares of the Issuer, for a total of 10,737,036 Common Shares, or approximately 28.5% of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of May 4, 2001).

          (c) Ms. Shari Redstone, a director and executive officer of NAI, is currently the beneficial owner, with sole dispositive and voting power of 9,581 shares, or less than 1% of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of May 4, 2001).

          (d) Mr. Philippe P. Dauman, a director of NAI, is currently the beneficial owner, with sole dispositive and voting power of 205,988 shares, or less than 1% of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of May 4, 2001).


          Transactions effected during the past 60 days.

                       SUMNER M. REDSTONE
		----------------------------------

           DATE      NO. OF     PRICE      WHERE AND HOW
                     SHARES                  EXECUTED
	---------   -------     ------    -------------


        8/09/2001   1,200       13.91     Bear, Stearns,
                                          New York, New
                                               York
        8/09/2001   2,000       13.97           "
        8/09/2001   3,300       13.98           "
        8/09/2001   1,500       13.99           "
        8/09/2001   1,200       14.15           "
        8/09/2001   1,800       14.20           "
        8/09/2001   600         14.21           "
        8/09/2001   1,100       14.22           "
        8/09/2001   4,500       14.23           "
        8/09/2001   1,300       14.25           "
        8/09/2001   2,900       14.26           "
        8/09/2001   1,500       14.29           "
        8/09/2001   100         14.30           "
                                             Page 5 of 7 Pages


          DATE      NO. OF      PRICE      WHERE AND HOW
                    SHARES                   EXECUTED
	---------  -------      --------   --------------

        8/09/2001 1,500         14.32           "
        8/09/2001 500           14.33           "
        8/09/2001 1,600         14.35           "
        8/09/2001 1,500         14.37           "
        8/09/2001 1,400         14.40           "
        8/09/2001 5,400         14.48           "
        8/09/2001 6,600         14.49           "
        8/09/2001 2,000         14.50           "
        8/10/2001 400           13.98           "
        8/10/2001 500           14.05           "
        8/10/2001 500           14.06           "
        8/10/2001 500           14.09           "
        8/10/2001 11,100        14.10           "
        8/10/2001 2,500         14.11           "
        8/10/2001 2,500         14.12           "
        8/10/2001 15,600        14.15           "
        8/10/2001 800           14.16           "
        8/10/2001 2,000         14.18           "
        8/10/2001 2,000         14.19           "
        8/10/2001 9,200         14.20           "
        8/10/2001 1,000         14.22           "
        8/10/2001 2,000         14.28           "
        8/13/2001 1,000         14.25           "
        8/13/2001 5,000         14.30           "
        8/13/2001 100           14.40           "
        8/13/2001 4,600         14.49           "
        8/13/2001 6,300         14.50           "
        8/13/2001 6,000         14.60           "
        8/13/2001 200           14.63           "
        8/13/2001 900           14.64           "
        8/13/2001 5,900         14.65           "
        8/13/2001 100           14.67           "
        8/13/2001 1,500         14.68           "
        8/13/2001 300           14.69           "
        8/13/2001 18,000        14.70           "
        8/13/2001 100           14.72           "
        8/13/2001 300           14.73           "
        8/13/2001 500           14.75           "
        8/13/2001 10,900        14.80           "
        8/13/2001 100           14.83           "
        8/13/2001 26,700        14.90           "
        8/13/2001 3,900         14.91           "
        8/13/2001 3,300         14.99           "
        8/13/2001 24,700        15.00           "

          All of the above transactions were purchases.

                                             Page 6 of 7 Pages


                           Signatures


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.



August 13, 2001                     /s/ Sumner M. Redstone
		                   -----------------------
                                   Sumner M. Redstone,
                                   Individually



                                   National Amusements, Inc.


                                  By:   /s/ Sumner M. Redstone
		                   -----------------------
                                   Name: Sumner M. Redstone,
                                   Title:Chairman and Chief
                                         Executive Officer

                                             Page 7 of 7 Pages

                           SCHEDULE I

                    NATIONAL AMUSEMENTS, INC.
		   ---------------------------

                          EXECUTIVE OFFICERS
---------------------------------------------------------------------
                                                     Name and Address
                                                      of Corporation
                Business or          Principal              or
   Name      Residence Address       Occupation            Other
                                   or Employment       Organization
                                                         in which
                                                         Employed
---------------------------------------------------------------------
Sumner M.   Viacom Inc.         Chairman of the      National
Redstone    1515 Broadway       Board and Chief      Amusements, Inc.
            New York, NY l0036  Executive Officer    200 Elm Street
                                of Viacom Inc.;      Dedham, MA
                                Chairman of the      02026
                                Board and Chief
                                Executive Officer    Viacom Inc.
                                of National          1515 Broadway
                                Amusements, Inc.;    New York, N.Y.
                                Chairman and         10036
                                President of NAIRI,
                                Inc.
---------------------------------------------------------------------
Shari       National            President of         National
Redstone    Amusements, Inc.    National             Amusements, Inc.
            200 Elm Street      Amusements, Inc.     200 Elm Street
            Dedham, MA  02026   and Executive Vice   Dedham, MA
                                President of NAIRI,  02026
                                Inc.
--------------------------------------------------------------------

Jerome      National            VP and Treasurer of  National
Magner      Amusements, Inc.    National             Amusements, Inc.
            200 Elm Street      Amusements, Inc.,    200 Elm Street
            Dedham, MA  02026   and NAIRI, Inc.      Dedham, MA
                                                     02026

---------------------------------------------------------------------
Richard     National            Vice President of    National
Sherman     Amusements, Inc.    National             Amusements, Inc.
            200 Elm Street      Amusements, Inc.     200 Elm Street
            Dedham, MA  02026   and NAIRI, Inc.      Dedham, MA
                                                     02026


---------------------------------------------------------------------
                              DIRECTORS
---------------------------------------------------------------------
							  Name and
                                                           Address
                Business or           Principal        of Corporation
   Name      Residence Address        Occupation             or
                                    or Employment           Other
                                                        Organization
                                                          in which
                                                          Employed
---------------------------------------------------------------------
Sumner M.   Viacom Inc.          Chairman of the       National
Redstone    1515 Broadway        Board and Chief       Amusements,
            New York, NY l0036   Executive Officer     Inc.
                                 of Viacom Inc.;       200 Elm Street
                                 Chairman of the       Dedham, MA
                                 Board and Chief       02026
                                 Executive Officer
                                 of National           Viacom Inc.
                                 Amusements, Inc.;     1515 Broadway
                                 Chairman and          New York, N.Y.
                                 President of NAIRI,   10036
                                 Inc.
---------------------------------------------------------------------
Shari       National             President of          National
Redstone    Amusements, Inc.     National              Amusements,
            200 Elm Street       Amusements, Inc.      Inc.
            Dedham, MA  02026    and Executive Vice    200 Elm Street
                                 President of NAIRI,   Dedham, MA
                                 Inc.                  02026

---------------------------------------------------------------------
George S.   Winer & Abrams       Attorney              Winer & Abrams
Abrams      60 State Street                            60 State Street
            Boston, MA  02109                          Boston, MA
                                                       02109

---------------------------------------------------------------------
David       Lourie and Cutler    Attorney              Lourie and
Andelman    60 State Street                            Cutler
            Boston, MA  02109                          60 State Street
                                                       Boston, MA
                                                       02109
---------------------------------------------------------------------
Philippe P. DND Capital          Co-Chairman and CEO   DND Capital
Dauman      Partners, LLC        of DND Capital        Partners, LLC
            9 West 57th  St.,    Partners LLC          9 West 57th
            Suite 4615                                 St., Suite 4615
            New York, N.Y.                             New York, N.Y.
            10019                                      10019

---------------------------------------------------------------------
Brent D.    c/o Showtime         Director of           National
Redstone    Networks Inc.        National              Amusements,
            1633 Broadway        Amusements, Inc.      Inc.
            New York, NY  10019                        200 Elm Street
                                                       Dedham, MA
                                                       02026